December 6, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3651

Attention: Lilyanna Peyser	cc: H. Christopher Owings

RE: Nash-Finch Company
Comment letter dated November 15, 2010
Form 10-K for the year ended January 2, 2010 filed March 4, 2010
Definitive Proxy Statement filed April 15, 2010
File No. 000-00785
Dear Ms. Peyser:
As discussed this letter confirms an extention until December 14, 2010 to file responses by Nash-Finch Company to the comments raised by the Staff of the Securities and Exchange Commission in its letter to dated November 15, 2010, with respect to the above mentioned filings.
Please contact me at 952-844-1060 to discuss any further questions or comments you might have.
Sincerely,
/s/ Robert B. Dimond
Robert B. Dimond
Executive Vice President and Chief Financial Officer

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